Exhibit 2.1

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER, dated as of March 8, 2019 (this “Amendment”), is entered into by and among Arsanis, Inc., a Delaware corporation (“Public Company”), Artemis AC Corp., a Delaware corporation and a wholly-owned subsidiary of Public Company (“Merger Sub”), and X4 Pharmaceuticals, Inc., a Delaware corporation (the “Merger Partner” and together with Public Company and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Parties have entered into an Agreement and Plan of Merger dated as of November 26, 2018, which was amended by a First Amendment to the Agreement and Plan of Merger dated as of December 20, 2018 (as so amended, the “Agreement”);

WHEREAS, the Agreement includes a definition of “Net Cash” that sets forth the calculation of Public Company’s net cash for purposes of the Agreement, including calculation of the Public Company Valuation and Common Stock Exchange Ratio;

WHEREAS, the definition of “Net Cash” deducts Public Company’s unpaid Indebtedness, but excludes up to €8,505,000 of unpaid Indebtedness outstanding under Public Company’s existing funding agreements with the Austrian Research Promotion Agency, Österreichische Forschungsförderungsgesellschaft mbH (“FFG”);

WHEREAS, subsequent to the Agreement, FFG asserted breaches under the existing funding agreements and sought acceleration of all unpaid Indebtedness and repayment of certain related grants, and FFG, Public Company and Merger Partner have negotiated and are executing simultaneously herewith a settlement agreement that, among other things, accelerates certain payments of Indebtedness to FFG to be made as of March 31, 2019 (the “Accelerated Payments”);

WHEREAS, the Public Company Board and Merger Partner Board believe the proposed settlement with FFG, including the Accelerated Payments, is advisable and in the best interests of the stockholders of their respective corporations;

WHEREAS, in light of the Accelerated Payments, the Parties wish to further amend the Agreement to revise the definition of “Net Cash” to reduce the €8,505,000 in excluded Indebtedness owing to FFG by an amount equal to one-third of the Accelerated Payments or €865,440 so that the total amount so excluded is equal to €7,639,560 that will result in an upward adjustment to the Common Stock Exchange Ratio; and

WHEREAS, the Agreement may be amended by an instrument in writing signed on behalf of each of Public Company, Merger Sub and Merger Partner and authorized by each of their respective boards of directors.

AGREEMENT

THEREFORE, in consideration of the foregoing recitals (which are incorporated as an integral part hereof), the mutual agreements of the Parties set forth in the Agreement, and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties hereby agree as follows:

1.    Defined Terms. Capitalized terms used in this Amendment that are not otherwise defined shall have the meanings set forth in the Agreement.

2.    Amendment of Definition of “Net Cash” in Section 6.22(f)(i). Clause (C)(6) of Section 6.22(f)(i) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(6) unpaid Indebtedness, other than up to €7,639,560 (Euros) of unpaid Indebtedness outstanding under Public Company’s existing funding agreements with Österreichische Forschungsförderungsgesellschaft mbH,”

3.    Effective Date of this Amendment. This Amendment shall be effective when signed by the Parties hereto.

4.    Reference to the Agreement. On and after the effective date of this Amendment, each reference in the Agreement to “the Agreement,” “this Agreement,” “hereunder” and “hereof” or words of like import shall refer to the Agreement as amended by this Amendment. The Agreement, as amended by this Amendment, is and shall continue to be in full force and effect and is hereby in all respects ratified and confirmed.

5.    Governing Law. All matters arising out of or relating to this Amendment (including its interpretation, construction, performance and enforcement) shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of laws of any jurisdictions other than those of the State of Delaware

6.    Entire Agreement. The Agreement (including the Schedules, Annexes and Exhibits thereto and the documents and instruments referred to therein that are to be delivered at the Closing), as amended by this Amendment, constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements or representations by or among the Parties, or any of them, written or oral, with respect to the subject matter thereof and hereof and the Parties expressly disclaim reliance on any such prior understandings, agreements or representations to the extent not embodied in the Agreement. Notwithstanding the foregoing, the Confidentiality Agreement shall remain in effect in accordance with its terms.

7.    Counterparts. This Amendment may be executed in two or more counterparts (including by facsimile or by an electronic scan delivered by electronic mail), each of which shall be deemed an original but all of which together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Parties, it being understood that all Parties need not sign the same counterpart. This Amendment may be executed and delivered by facsimile or by an electronic scan delivered by electronic mail.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

ARSANIS, INC.

By:	/s/ Michael P. Gray
Name: Michael P. Gray Title: President and Chief Executive Officer and Chief Financial Officer

ARTEMIS AC CORP.

By:	/s/ Michael P. Gray
Name: Michael P. Gray Title: President

X4 PHARMACEUTICALS, INC.

By:	/s/ Paula Ragan
Name: Paula Ragan, Ph.D. Title: President and Chief Executive Officer

[Signature Page to Second Amendment to Agreement and Plan of Merger]